THIS LEASE, made and entered into this __First__ day of April 2007,

by and between David W. Shepherd and Gail M. Shepherd hereinafter referred to as Lessor,

and QBF, Inc. FIN:#20-4476735, hereinafter referred to as Lessee,

WITNESSETH: In consideration of the covenants herein, the Lessor hereby leases unto the Lessee those certain premises, as is, situated in the City of Tualatin, County of Washington and State of Oregon, hereinafter called the premises, described as follows:

Approximately 38,467 square feet of floor space consisting of office and a portion of plant area within a multi tenant 40,000 square foot industrial building and a portion of yard area, commonly known as 10005 S.W. Herman Road, Tualatin, Washington County, Oregon 97062, situated on a 2.9 acre parcel set out in Exhibit A, which is attached hereto and made a part hereof.

TO HAVE AND TO HOLD the premises commencing with the First day of April, 2007 and ending at midnight on the 31st day of March, 2008, which is the term of this lease, lessee agrees to pay, at mailing address to Lessor:

P.O. Box 8223, Rancho Santa Fe, California 92067, at the following times and in the following amounts, to wit:

1. $13,520.00 USA currency tendered herewith as security deposit,

2. $13,520.00 USA currency tendered herewith as first month's rent, payable in advance

3. $13,520.00 USA currency tendered herewith as last month's rent in advance as a deposit, for a total of

$40,560.00 in consideration hereof paid by Lessee upon execution of this lease, receipt of which is hereby acknowledged, the Lessor does hereby lease, demise and let unto the Lessee the premises for the term hereinabove described,

and of the mutual covenants and agreements herein contained to be kept and performed,

The Lessee does hereby covenant and agree to and with the Lessor as follows:

1. On or before the first day of each month, Lessee shall pay to Lessor the sum of $13,520.00 USA currency tendered as the monthly rental, payable monthly in advance for each and every calendar month during said term of this lease, and shall pay such other charges as are provided for herein, payable within fifteen(15) business days upon demand.

2. To pay said monthly rental promptly in advance on the dates and in the manner herein stipulated.

3. To continuously use said premises during the entire term of this lease for industrial parts and equipment, warehouse, distribution and office purposes and not otherwise.

4. Not to assign, transfer, pledge, hypothecate, surrender or dispose of this lease or any interest thereof, nor sublet the said premises or any portion thereof, nor permit any other entity, person or persons to occupy the same or any portion thereof. This lease is personal to lessee; lessee's interests, in whole or in part, cannot be sold, assigned, transferred, seized or taken by operation at law, or under or by virtue of any execution or legal process, attachment or proceedings instituted against the lessee, or in any other manner.

5. The Lessee shall regularly occupy and use the premises for the conduct of Lessee's business and shall not abandon or vacate the premises for more than ten days without written approval of Lessor.

6. To make no unlawful, improper or offensive use of said premises or any portion thereof; the lessee will not suffer any strip or waste thereof; the lessee will not permit any objectionable noise or odor to escape or to be emitted from the premises or do anything or permit anything

to be done upon or about the premises in any way tending to create a nuisance; the lessee will not sell or permit to be sold any product, substance or service upon or about the premises excepting such as lessee may be licensed by law to sell and as may be herein expressly permitted;

7. The Lessee will not allow the premises at any time to fail into such a state of repair or disorder or do anything in or about said premises which will or may increase the fire hazard thereon; the Lessee will not install any power machinery on the premises except under the supervision and with written consent of the Lessor; the Lessee will not store gasoline or other highly combustible materials on the premises at any time; the Lessee will not use the premises in such a way or for such a purpose that the fire insurance rate on the improvements on the premises is thereby increased or that would prevent the Lessor from taking advantage of any rulings of any agency of the state in which the premises are situated, or which would not allow the Lessor to obtain reduced premium rates for long term fire insurance policies. The Lessee will at all times use, keep and occupy said premises and every part thereof in conformity with the rules and regulations of the Insurance Services Office in whose territory the leased premises are located and those having like authority in fire insurance matters to the end that during the term of this lease or any extension or renewal thereof there shall be no increase in the present or future fire insurance rates on said premises by reason of any act or omission on the part of the Lessee; and not to do or allow to be done anything in or about said premises which will or may prevent the Lessor from taking advantage of any ruling of said Insurance Services Office, or those having like authority, allowing the Lessor to obtain reduced premium rates for long term fire and liability insurance.

8. The Lessee shall not cause or permit any Hazardous Material to be brought upon, kept or used in or about the premises by Lessee, its agents, employees, contractors or invitees without prior written consent of Lessor, which consent will not be unreasonably withheld so long as Lessee demonstrates to Lessor's reasonable satisfaction that such Hazardous Material is necessary or useful to Lessee's business and will be used, kept and stored in a manner that will comply at all times with all reporting and all laws regulating any such Hazardous Material so brought upon or used or kept on or about the premises.

9. The Lessee shall comply at Lessee's own expense with all statutes of the United States and/or all ordinances, rules, regulations and laws of all applicable local, city, county, state, federal and/or other public authority respecting the reporting, maintenance, upkeep, operation and use of said premises, fixtures and appliances therein, all at Lessee's own expense. Lessee shall obtain and display all required business permits and licenses therefore and prepare and deliver reports and surveys as requested by the same. These include, without limitation, all laws, regulations and ordinances pertaining to air and water quality, Hazardous Materials as herein defined, waste disposal, air emissions and other environmental matters. As used herein, Hazardous Material means any hazardous or toxic substance, material or waste, including but not limited to those substances, materials and waste listed in the U.S. Department of Transportation Hazardous Materials Table or by the U.S. Environmental Protection Agency as hazardous substances and amendments thereto, petroleum products, or such other substances, materials and waste that are or become regulated under any applicable local, state or federal law.

10. The Lessor shall not be required to make any repairs, alterations, additions or improvements to or upon the premises during the term of this lease, except only those hereinafter specifically provided for; the Lessee hereby agrees to maintain and keep the premises, including all interior and exterior walls and doors, mechanical equipment including heating, ventilating and cooling systems, interior wiring, plumbing and drain pipes to sewers in good order and repair during the entire term of this lease, at Lessee's own cost and expense, and to replace all glass which may be cracked, broken or damaged during the term hereof in the windows and doors of the premises with glass or as good or better quality as that now in use.

11. Lessee shall, at its own expense, keep the premises and perimeter walkways and roadways free and clear of ice, snow, rubbish, debris and obstructions. The Lessee will not permit rubbish, debris, ice or snow to accumulate on the perimeter exterior or roof of the building so as to stop up or obstruct drainage, gutters or downspouts or cause damage to the exterior of the building or roof and will save harmless and protect the Lessor against any injury whether

to Lessor's or to Lessee's property or to any other person, entity or property caused by Lessee's failure in that regard.

12. The Lessee will not make any changes in or additions to said premises.

13. The Lessee will not overload the floors of said premises in such a way as to cause any undue or serious stress or strain upon the building or any part thereof; the Lessor shall at all times and at Lessee expense, have the right and privilege of calling upon any reliable architect or engineer whom he may select to decide whether or not the floors of said premises or any part thereof are being overloaded so as to cause any undue or serious stress or strain upon said building or any part thereof. The decision of such architect or engineer shall be final and binding upon the Lessee in said matter. In the event that such architect or engineer shall find that the stress or strain is sufficient to endanger or injure said building or any part thereof, then the Lessee will immediately relieve such stress or strain either by reinforcing the building at his own expense or by lightening in a manner satisfactory to the Lessor the load causing such stress or strain.

14. The Lessor, or his agents and representatives, may at any and all reasonable times, enter into or upon said premises or any part thereof for the purpose of examining the condition thereof, and Lessor may to the extent practical upon 48 hours prior notice place an appropriate "For Rent" sign upon said premises for a period of 120 days from the end of the term of this lease, and/or any extension thereof. Lessor may enter into or upon said premises at any time for the purpose of making repairs to or improvements, at his own expense, in any part of the building in which said premises are located as he may deem necessary with the understanding that Lessor will cooperate with the Lessee so as not to impair Lessee's business activities and Lessee waives any claim to damages, including loss of business resulting therefrom.

15. The Lessee will keep said property, both the land, building and improvements free from all liens of every kind, type and description caused or incurred by any act or omission of the Lessee, and the Lessee shall not have the right or authority to incur any mechanics', laborers', or any other liens that would be binding against the Lessor's interest in said leased premises.

16. The Lessee will promptly, and as the bills therefore become due and payable, pay for any and all water and/or other vendor, supplier and/or utility service used by Lessee in or about said premises during the term of this lease or any extension thereof, whether such bills be presented before or after the termination of the occupancy of said premises by the Lessee.

17. The Lessee will, at the end of said term, or upon any sooner termination of this lease, to quit and deliver up said premises to the Lessor peaceably and quietly, broom-clean, garbage, waste and debris free, including removal and reporting of any hazardous waste, and in as good order and condition, reasonable use and wear thereof, fire and other unavoidable casualties alone excepted, as the same now are or may hereafter be put into during the term of this lease.

It is further mutually agreed by and between the parties hereto as follows:

18. The Lessee herein agrees to accept the premises in their present condition and any alterations, additions, improvements, or repairs thereto during the life of this lease shall be made and paid for at the sole cost and expense of said Lessee, and said alterations, approved additions, improvements or repairs, including electric wiring and conduits, plumbing fixtures and pipes, and interior wall decorations, shall thereupon become a part and parcel of the premises hereby leased, excepting only movable plant and office fixtures which are not attached to or made a part of the premises. The Lessee shall not be held responsible for the roof of said building, unless through neglect or abuse said Lessee causes same to be damaged. Lessor shall repair and maintain all structural elements of the leased premises, specifically the walls, roof and foundation.

19. The Lessor shall in no event be liable for any accident or injury to any goods or person whatsoever occurring in or about said premises, which accident or injury is caused by or arises out of the failure of the Lessee to observe any covenant, agreement or condition of this lease, or any statute or municipal ordinance, or which is caused by or arises out of any

negligence on the part of any agent or employee of the Lessee, or of any person doing work under contract or otherwise for the Lessee; and the Lessor shall not be responsible or liable in any way for the injury or death of any person or damage to any property caused in or about the premises unless due to act or omission of Lessor; nor shall the Lessor be liable for any damage or loss suffered by the business or occupation of the Lessee arising or resulting from any such accident or injury to any goods or person happening in or about the premises. The Lessee does hereby jointly and severally covenant to save the Lessor harmless from any loss, damage or liability resulting from or arising out of any such accident or injury (except those based on Lessor's own acts or negligence), and in the event of any suit or action for damages being brought by any person whomsoever, the Lessee agrees at his own cost and expense to defend the Lessor against any such suit or action and any and all appeals therefrom, and to satisfy and discharge any judgment that may be awarded against the Lessor on account thereof.

20. The Lessor shall not be liable for any injury to the goods, stock or property of the Lessee or any other person in or upon said premises, resulting from fire or the collapse of said leased premises or any portion thereof, or from any other cause including, but not limited to, damage by water, gas or steam, or by reason of any electrical apparatus in or about said premises.

21. This lease is intended and shall be deemed to be personal to the Lessee, and may at the option of the Lessor be forthwith terminated if this lease or the rights of the Lessee herein be transferred or attempted to be transferred by judicial process, or if the Lessee shall attempt to transfer the same otherwise than as herein provided, or if the Lessee shall become bankrupt or insolvent, or if his property or any part thereof be placed in charge of a receiver by order of any court.

22. In the event of the damage or destruction of said leased premises or of the building of which they are a part, by fire or fire and water or other casualty to the extent of 25% per centum or more of the sound value thereof prior to the casualty, the Lessor may elect either to reconstruct or not to reconstruct the same. If the election be not to reconstruct the said premises, then this lease shall terminate as of the date of said casualty. If, however, the damage so occasioned shall not amount to said per centum of the sound value thereof prior to the casualty, then the Lessor shall repair said premises with all convenient speed. In either event, if the Lessor shall reconstruct or repair the premises or the portion thereof damaged by casualty, he shall have the right to take possession of and occupy, to the exclusion of the Lessee, all of the premises or any part thereof, for the purpose of such reconstruction or repair; and the Lessee hereby agrees to vacate, upon request, all or any part of said premises which the Lessor may reasonably require for said purposes; and for the period of time between the date of such casualty and until said work shall have been completed, there shall be such an abatement of rent, not to exceed 25% thereof, as the nature of the injury or damage, and its interference with the occupancy of the premises by the Lessee, shall warrant. But if said premises shall be but slightly injured and the damage so occasioned shall not cause any material interference with the occupancy of the premises by the Lessee, then there shall be no abatement of rent and the Lessor shall repair said premises with all convenient speed.

23. In the event that all of the demised premises or so much thereof as shall materially affect the ability of the Lessee to conduct his business therein, shall be taken, condemned or purchased by an authority having the power of eminent domain, then this lease shall terminate and be void from the time when possession thereof is required for the public use, and such taking shall not operate as or be deemed an eviction of the Lessee or a breach of the Lessor's covenant for quiet enjoyment. Lessee shall pay all rent due and perform all covenants up to the time possession is required for public use. In the event only a part of the demised premises shall be so taken by an authority having the right of eminent domain, which does not materially affect the right of the Lessee to conduct his business therein, then the rentals reserved shall be abated in proportion to the loss of occupancy of the Lessee and in case the parties can not agree upon a reasonable abatement in that regard, the matter shall be submitted for decision to arbitration between the parties in accordance with the rules of the American Arbitration Association. Lessor shall receive the entire amount of the award of just compensation paid or made by such authority without deduction for any estate or interest of the Lessee. Lessor shall refund any prepaid rental to the Lessee.

24. Any holding over by the Lessee after the expiration of the term of this lease or any extension thereof, shall be at a monthly rental $2,000 per month higher that the last rental due under the terms of this lease, as tenant from month to month only, and not otherwise, and such holding over shall not be deemed to operate as a renewal or extension of this lease, but shall only create a tenancy at sufferance which may be terminated at will at any time by the Lessor.

25. This lease is not intended to grant to the Lessee any rights to light and air by means of openings in the walls of said premises located in whole or in part on interior building lines, nor is this lease intended to grant to the Lessee any rights to modify, excavate or alter the land.

26. The Lessee agrees that it will not use the outside walls of said premises or any part thereof for the display of Lessee's name and business or for any advertising purpose whatsoever, whether by painting thereon or by suspending any banner therefrom. The Lessee may not place within the windows or paint thereon any banners or signs. It is the spirit and intent of the provisions of this paragraph and the understanding and agreement of the parties hereto that the leased premises shall at all times be neat and attractive in appearance, and the Lessee agrees that he will do nothing in contravention of such understanding and agreement.

27. Any waiver by the Lessor of a breach of any of the terms, covenants, agreements or conditions hereof, shall not be deemed a continuing waiver upon his part.

28. In the event that suit or action is instituted by Lessor or Lessee to enforce compliance with any of the terms, covenants and conditions of this agreement on the part of the other to be kept and performed, the prevailing party shall recover in addition to the costs and disbursements provided by statute such sums as the court may adjudge reasonable as attorney fees and in the event of appeal, such further sum as may be fixed by the appellate court on appeal in such suit or action.

29. The Lessee has examined and knows the condition of the premises, and no representations or warranties, expressed or implied, as to the condition thereof have been made by the Lessor, or Lessor's agents, that are not herein set forth.

30. All rights, remedies and liabilities herein given to or imposed upon either of the parties hereto shall extend to the heirs, executors, administrators, successors in interest, representatives and (so far as this lease and the term hereby created are assignable hereunder) to the assigns of said parties.

31. Wheresoever the word "Lessor" or "Lessee" is used herein, it relates also to the Lessors or Lessees, jointly and severally, if there be more than one Lessor or Lessee herein, and to their respective heirs, personal representatives, successors in interest and assigns; and the pronouns used herein shall be construed in each instance as meaning "he" or "his", "she" or "her", "they" or "their", "it" or "its", as the context and the sense and general purport of this instrument may require.

32. Any notices herein provided to be given by Lessor to Lessee shall be deemed to be delivered if mailed by regular United States mail addressed to Lessee as follows:

> Attn: Mr. Joseph Lu
> Powin (USA) Corporation
> 6975 S.W. Sandburg Road, Suite 326,
> Tigard, Oregon 97223.

33. and any such notices herein to be given by Lessee to Lessor shall be deemed to be delivered if mailed by regular United States mail addressed to Lessor as follows:

> David and Gail Shepherd
> P.O. Box 8223
> Rancho Santa Fe, California 92067.

34. To the extent they may do so without prejudice to any rights under any policy of insurance which either Lessee or Lessor may have or obtain, each does release the other from any

claim either may have against the other for which the claimant is required to have insurance hereunder, and each does agree neither will make any claim against or seek to recover from the other for any loss or damage resulting from fire or other hazard in protection against which the claimant is required to have insurance hereunder. Lessee will name Lessor as additional insured on Lessee's insurance policies as required hereunder.

35. Lessor and Lessee agree that said lease is a TRIPLE NET LEASE to Lessee, in which Lessee will pay the current real property taxes, fire and extended coverage insurance and building maintenance and upkeep, both interior and exterior, (excluding structural elements specifically the walls, roof and building foundation) including landscaping and yard maintenance, perimeter yard and parking lot cleaning and to include all charges levied against the entire described property during the term of this lease.

36. Lessor shall provide a copy of the applicable bills for taxes, insurance and other charges to be billed to Lessee, and upon presentation of the billing, the amounts due shall be payable within 15 days after Lessor bills for same.

37. In accordance with the terms of this lease, Lessor and Lessee agree that Lessee shall pay for all utilities consumed on or in the lease premise including telephone, water, garbage removal, electricity and gas, which are separately metered and/or billed.

38. Lessee shall, during the term of this lease and any extensions or renewals thereof, procure, and have in force during the term off the lease, all at Lessee's expense, the following insurance coverages: a property insurance policy written on a Special Coverages Form, including coverage for Production Machinery with Broad Form Boiler and Machinery Coverages, Comprehensive General Liability including coverage for Operations and Products and Completed Operations and non-owned and hired automobile liability and contractual liability, and Statutory Workmen's Compensation. The property coverage for the building and machinery is to be insured at full replacement cost with limits of not less than $3,000,000 for the building and $5,000,000 for machinery and contents. The Comprehensive General Liability Limits shall be no less than $2,000,000 per occurrence and $3,000,000 Aggregate. The buyer is to provide proof of such insurance to David and Gail Shepherd as Lessors and Qualtec Services Company and shall include as additional insured David and Gail Shepherd as Lessors for the term of this lease and any renewals thereof and Qualtec Services Company as additional insured as long as Qualtec has any insurable interest(s) in the property located at its present location of 10005 S.W. Herman Road, Tualatin, Oregon 97062. Dave and Gail Shepherd shall also be named as Loss Payee as respects their interest in the above mentioned property and equipment. The additional insured protection shall be written on a primary, non-contributory basis. Certificates of Insurance evidencing such insurance and bearing endorsements requiring 30 days written notice of cancellation, for other than non-payment of premium, shall be furnished to lessor at the time of closing and annual there after. The insurance coverages shall be written with a company that is acceptable to the lessor. The insurance company (ies) shall have an AM Best Rating of A- or better.

39. Security Deposit. It is acknowledged by Lessor and Lessee that Lessee has paid to Lessor $13,520.00 as security deposit and not as rent, which said Security Deposit shall be refundable within 30 days after expiration of this lease or any extension or renewal hereof if the Lessee has complied with all terms and conditions herein. The Lessor may claim from the said security deposit amounts reasonably necessary to remedy Lessee's defaults in the performance of this lease, including costs associated with alarm, locks and keys, for interior and exterior premises, yard cleanup, interior and exterior cleanup, environmental inspection, reports and any required cleanup or to repair damages to the premises caused by the Lessee in excess of normal wear and tear.

40. Either party will, within 15 days after notice from the other party, execute and deliver to the other party a certificate stating whether or not this Lease has been modified and is in full force and effect, and specifying any modifications or alleged breaches by either party. A certificate stating whether or not this Lease has been modified and is in full force shall also state the amount of the monthly base rent, the dates to which rent has been paid in advance, and the amount of any security deposit or prepaid rent. Failure to deliver the certificate within the specified time shall be conclusive upon <u>the party from whom the certificate was</u>

requested that the Lease is in full force and effect and has not been modified except as may be represented by the party requesting the certificate.

41. Late Fee. Any rental or other payment required of Lessee by this lease, if not received within ten (10) days after it is due, shall bear a late charge of 5% of the rent or other payment and $10.00 per day, until paid in full.

42. Provided this lease is not in default, Lessee shall have the right to extend this lease for One (1) year by giving Lessor written notice of request to do so, on or before December 1, 2007, upon the same terms and conditions as this Agreement, except rental rate and term for such extension period shall be:

    a.   April 1, 2008 to and including March 31, 2009   and

    b.   The lease rate shall be determined at renewal by Lessor on a per month triple net to Lessor.

43. PROVIDED ALWAYS, and these presents are upon this condition, that if the said rent shall be in arrears for the space of ten days, or if any transfer or assignment, voluntary or involuntary, of this lease be attempted, or if the Lessee shall fail or neglect to keep or observe any of the covenants, terms and conditions herein contained, which are on his part to be performed, kept and observed within 10 days of written notice, but if such default cannot be cured within such 10 day period, Lessee shall not be in default so long as Lessee commences such cure within such 10 day period and thereafter diligently pursues such cure to completion, then and in either or any such case the Lessor lawfully may, immediately or at any time thereafter and while such neglect or default continues, and without notice or demand, enter into or upon said premises or any part thereof in the name of the whole, and repossess the same as of his former estate and expel the Lessee and those claiming under him and remove his or their effects, forcibly if necessary, without being taken or deemed guilty in any manner of trespass and without prejudice to any remedies which might otherwise be used for arrears of rent or preceding breach of covenant or agreement.

IN WITNESS WHEREOF, the parties hereto have executed this instrument in duplicate on the day and year first herein written, any corporate signature being by authority of the Board of Directors of the executing corporation.

LESSEE:


QBF, Inc..
FIN:#20-4476735

By: _____
Joseph Lu, President

Attest: _____
Mei Yi Lu, Secretary


LESSOR:


David W. Shepherd and Gail M. Shepherd

_____
David W. Shepherd

_____
Gail M. Shepherd


Exhibit A
Page 2 of 2

15 14
22 23

FD. BRASS CAP IN MONUMENT BOX AT SECTION CORNER. SEE BT BOOK 2, ENTRY NO. 351

LEGEND:

I.R. .... IRON ROD
W/YPC .... WITH YELLOW PLASTIC CAP
S.N. .... SURVEY NUMBER
● .... FOUND MONUMENT AS NOTED
○ .... SET 5/8" X 30" IRON ROD WITH YELLOW PLASTIC CAP INSCRIBED "OTAK, INC."

REFERANCE SURVEYS:

7,539
7,616
14,858
19,498
20,586
21,456
21,496
23,005
23,287
PLAT OF SUOTA INDUSTRIAL PARK

REFERANCE DEEDS:

BOOK 216, PAGE 69
BOOK 943, PAGE 379
BOOK 892, PAGE 410
BOOK 946, PAGE 630
BOOK 1039, PAGE 632
DOC. NO. 88-50765
DOC. NO. 89-35206



S 89°50'05"W 2650.28(MEAS.)
N 56°08'27"E 1190.48
FD. 5/8"I.R. W/YPC INSCRIBED LS510 JW CHASE DOWN 0.8 HELD FOR N.W. CORNER
FD. 5/8"I.R. 0.06 WEST SET IN S.N. 14,858 BENT
N 89°54'47"E
348.81
367.62 MEASURED
367.5 DEED BK.892,PG.410
165.00 DEED & HELD
348.81
165.00 DEED & HELD
FD 5/8"I.R. WITH YPC INSCRIBED "ALPHA PORTLAND" DOWN 0.5, NORTH 1.06, EAST 0.07
FD. 5/8"I.R. (DOWN 0.6) HELD AS N.E. CORNER
3.77 ACRES
BOOK 892, PAGE 410
432.34
662.12
N 00°15'00"E 387.08
710.63
EXISTING PROPERTY LINE
ADJUSTED PROPERTY LINE
BOOK 946, PAGE 630
BOOK 1039, PAGE 632
642.65
425.00
EXISTING PROPERTY LINE
BOOK 943, PAGE 379
425.00
574.65
4.04 ACRES
N 00°15'00"E
N 89°54'47"E 309.83
S 89°54'47"W 165.00
FD. 5/8"I.R. (BENT) SET IN S.N. 14858 NORTH 0.12, EAST 0.02 OF CORNER
N 00°15'00"E 217.65
N 00°15'00"E
FD 5/8"I.R. (BENT) EAST 0.57 OF PROPERTY LINE
FD. 5/8"I.R. W/YPC INSCRIBED "CHASE,JONES & ASSOC., INC" SET IN S.N. 21,496 DOWN 0.2'
ADJUSTED PROPERTY LINE
N 23°38'48"W 299.92
N 23°38'48"W 278.50
N 00°15'00"E
FD. 5/8"I.R. W/YPC INSCRIBED "DEHAAS & ASSOCIATES" NORTH 0.58, EAST 0.59 OF PROPERTY CORNER UP 0.2'
2.96 ACRES
334.28
429.79
178.83
50.06
69.20
756.08
N 67°34'00"E
458.06
FD. 5/8"I.R. DOWN 0.1 NORTH 0.29 EAST 0.35 OF CORNER (SET IN S.N. 14,858)
FD. 5/8"I.R. W/YPC INSCRIBED "CHASE,JONES & ASSOC., INC" N.00°15'00"E., 0.25 SET IN S.N. 21,496 UP 0.3' (HELD FOR LINE)
HERMAN ROAD (CO. RD. NO. 408)
BASIS OF BEARING
SOUTHERN PACIFIC RAILROAD
N 67°34'00"E
20.00
40.00
60.00
30.00
N
SCALE 1" = 100'

14
23
FD. ALUMINUM CAP IN CONCRETE AT 1/4 CORNER SEE BT BOOK 2 ENTRY NO. 352

DLL	12/6/93
Calculated	Date
DLL	12/6/93
Drawn	Date
DLL	12/6/93
Checked	Date

REVISIONS

EXPIRES 12/31/94

PROPERTY LINE ADJUSTMENT SURVEY

N.W. 1/4 SECTION 23, T. 2 S., R. 1 W., W.M.

WASHINGTON COUNTY, OREGON

NARRATIVE:

THE PURPOSE OF THIS SURVEY IS TO ADJUST THE PROPERTY LINES BETWEEN THE PROPERTY AS DESCRIBED IN BOOK 943, PAGE 379 AND THE PROPERTY AS DESCRIBED IN BOOK 946, PAGE 630, WASHINGTON COUNTY DEED RECORDS AND TO ADJUST THE PROPERTY LINE BETWEEN THE PROPERTY AS DESCRIBED IN BOOK 946, PAGE 630 AND THE PROPERTY AS DESCRIBED IN BOOK 892, PAGE 410, WASHINGTON COUNTY DEED RECORDS. FOR THE N.E. CORNER OF BOOK 943, PAGE 379 WE HELD THE FOUND 5/8" IRON ROD SET IN S.N. 14,858 AND CALLED IN THE DEED. FOR THE N.W. CORNER OF BOOK 892, PAGE 410 WE HELD THE FOUND 5/8" IRON ROD W/YPC INSCRIBED "LS 510 J.W. CHASE AS SHOWN ON S.N. 22,387. THE WEST LINE OF BOOK 892, PAGE 410 WAS ESTABLISHED BY HOLDING FOUND MONUMENTS AS SET IN S.N. 22,387 AND S.N. 21,496. THE NORTHERLY LINE OF S.W. HERMAN ROAD (C.R. 408) WAS ESTABLISHED AS 70.00 FEET NORTHERLY AND PARALLEL WITH THE CENTERLINE OF THE SOUTHERN PACIFIC RAILROAD AS FIELD LOCATED. THE WEST LINE OF BOOK 946, PAGE 630 WAS ESTABLISHED AS 330.00 FEET WEST OF THE FOUND 5/8" IRON ROD AT THE N.E. CORNER OF BOOK 943, PAGE 379 AS PER DEED AND PARALLEL WITH THE WEST LINE OF BOOK 892, PAGE 410. THE WEST AND EAST LINES OF BOOK 943, PAGE 379 WERE ESTABLISHED BY HOLDING DEED DISTANCES AND PARALLEL WITH THE WEST LINE OF BOOK 892, PAGE 410. THE SOUTH LINE OF BOOK 943, PAGE 379 WAS HELD AS PARALLEL TO THE NORTH LINE AS PER DEED. THE ADJUSTED PROPERTY LINES WERE ESTABLISHED AS PER OWNERS REQUEST.

THE BASIS OF BEARING FOR THIS SURVEY IS THE CENTERLINE OF THE SOUTHERN PACIFIC RAILROAD AS FIELD LOCATED AND SHOWN ON S.N. 7,616 AND S.N. 14,858.

otak

1 OF 1
Sheet No.

4802
Project No.

Exhibit A
page 1 of 2

Rented Area 38,623 Square feet



38,623 sq. ft.
2,779
sq. ft.